SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Lindsay Manufacturing Co.
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

535555106
(Cusip Number)

W. Robert Cotham
201 Main Street, Suite 2600
Fort Worth, Texas 76102
(817) 390-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2001
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 747,433 shares, which constitutes approximately 6.4% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 11,647,448 shares outstanding.

1.     Name of Reporting Person:

          The Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00-Trust Funds

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power: 275,165 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 275,165 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          275,165

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  2.4%

14.     Type of Reporting Person: 00-Trust

------------
(1)      Power is exercised through its sole trustee, Perry R. Bass.

1.     Name of Reporting Person:

        820 Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00-Trust Funds

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power: 311,653 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 311,653 (1)
Person
With
                 10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         311,653

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  2.7%

14.     Type of Reporting Person: 00-Trust
------------
(1)      Power is exercised through its sole trustee, Lee M. Bass.

1.     Name of Reporting Person:

        Sid R. Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00-Trust Funds

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power: 160,615 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 160,615 (1)
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         160,615

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

         /   /

13.     Percent of Class Represented by Amount in Row (11):  1.4%

14.     Type of Reporting Person: 00-Trust

------------
(1)     Power is exercised through one of its trustees and its sole trustor, Sid R. Bass.


        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 13, 1993, as amended by Amendment No. 1 dated July 15, 1994, Amendment No. 2 dated June 7, 1995, Amendment No. 3 dated December 5, 1995, Amendment No. 4 dated January 19, 1996, Amendment No. 5 dated September 24, 1996, Amendment No. 6 dated December 9, 1996, Amendment No. 7 dated March 7, 1997, Amendment No. 8 dated May 7, 1997, Amendment No. 9 dated February 13, 1998, Amendment No. 10 dated June 12, 1998, Amendment No. 11 dated August 4, 1998, Amendment No. 12 dated September 14, 1998, Amendment No. 13 dated October 5, 1998, Amendment No. 14 dated December 17, 1998, Amendment No. 15 dated April 8, 1999, Amendment No. 16 dated October 8, 1999, Amendment No. 17 dated December 3, 1999, Amendment No. 18 dated June 30, 2000, Amendment No. 19 dated March 30, 2001 and Amendment No. 20 dated July 17, 2001 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share (the "Stock"), of Lindsay Manufacturing Co. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)

Reporting Persons

BMT

The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 275,165, which constitutes approximately 2.4% of the outstanding shares of the Stock.

820

The aggregate number of shares of the Stock that 820 owns beneficially, pursuant to Rule 13d-3 of the Act, is 311,653, which constitutes approximately 2.7% of the outstanding shares of the Stock.

SRBMT

The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 160,615, which constitutes approximately 1.4% of the outstanding shares of the Stock.

Controlling Persons

PRB

Because of his positions as trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 275,165 shares of the Stock, which constitutes approximately 2.4% of the outstanding shares of the Stock.

NLB

Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 275,165 shares of the Stock, which constitutes approximately 2.4% of the outstanding shares of the Stock.

LMB

Because of his position as trustee of 820, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 311,653 shares of the Stock, which constitutes approximately 2.7% of the outstanding shares of the Stock.

SRB

Because of his positions as a trustee and sole trustor of SRBMT, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 160,615 shares of the Stock, which constitutes approximately 1.4% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Persons

BMT

Acting through its trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 275,165 shares of the Stock.

820

Acting through its trustee, 820 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 311,653 shares of the Stock.

SRBMT

Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 160,615 shares of the Stock.

Controlling Persons

PRB

In his capacity as trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 275,165 shares of the Stock.

NLB

NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

LMB

Because of his position as trustee of 820 and by virtue of his power to revoke same, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 311,653 shares of the Stock.

SRB

Because of his position as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 160,615 shares of the Stock.

     (c)     During the past 60 days, the Reporting Persons have sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

Reporting Person	Date	Number of Shares Sold	Price Per Share
BMT	07/24/01	7,884	$18.95
820	07/24/01	6,132	$18.95
SRBMT	07/24/01	7,884	$18.95
BMT	07/26/01	432	$18.99
820	07/26/01	336	$18.99
SRBMT	07/26/01	432	$18.99
BMT	07/27/01	180	$19.10
820	07/27/01	140	$19.10
SRBMT	07/27/01	180	$19.10
BMT	07/31/01	2,520	$18.95
820	07/31/01	1,960	$18.95
SRBMT	07/31/01	2,520	$18.95
BMT	09/05/01	1,152	$18.78
820	09/05/01	896	$18.78
SRBMT	09/05/01	1,152	$18.78
BMT	09/05/01	360	$18.77
820	09/05/01	280	$18.77
SRBMT	09/05/01	360	$18.77
BMT	09/18/01	10,800	$17.84
820	09/18/01	8,400	$17.84
SRBMT	09/18/01	10,800	$17.84
BMT	09/18/01	45,000	$17.82
820	09/18/01	35,000	$17.82
SRBMT	09/18/01	45,000	$17.82
BMT	09/19/01	34,596	$17.82
820	09/19/01	26,908	$17.82
SRBMT	09/19/01	34,596	$17.82
BMT	09/20/01	18,000	$17.52
820	09/20/01	14,000	$17.52
SRBMT	09/20/01	18,000	$17.52

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock during the past 60 days.

(d)     Each of the Reporting Persons affirms that no person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

(e)     Not Applicable.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: September 21, 2001

/s/ W. R. Cotham W. R. Cotham, Attorney-in-Fact for: THE BASS MANAGEMENT TRUST (1) Lee M. Bass, Trustee of 820 MANAGEMENT TRUST (2) SID R. BASS MANAGEMENT TRUST (3)

(1)      A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.
(2)      A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.
(3)      A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of the Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.


                          EXHIBIT INDEX

Exhibit                     Description

99.1     Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed with the Commission.

99.2     Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed with the Commission.

99.3     Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed with the Commission.